

February 7, 2013

Via E-mail
John J. Coughlan, Chief Executive Officer
XRS Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

> **Re:** **XRS Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 28, 2013**
> **File No. 000-27166**

Dear Mr. Coughlan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 3

Approval of Amendment to Articles of Incorporation to Increase the Number…, page 18

1.	You disclose that this amendment to increase the number of authorized shares of Series B Preferred Stock benefits XRS Corporation because it will allow you to continue to issue Series B Dividends in the form of shares of Series B Preferred Stock in lieu of cash. Please provide balancing disclosure regarding the potential dilutive effect and any other disadvantages to shareholders, other than your Series B preferred shareholders, as a result of this amendment.

Proposal 4

Approval of Amendment to Bylaws to Authorize the Board of Directors to Determine…, page 20

2.	It appears that the proposed amendment to authorize the Board of Directors to determine the number of directors also has the effect of removing from shareholders the power to fix and to decrease the number of directors, though this is not addressed in your discussion. Please revise to provide balancing disclosure regarding any disadvantages or negative effects of the proposal to shareholders. Specifically, clarify that approval of this proposal will result in shareholders losing the ability to set or reduce the number of directors.

Appendix A – Amendment to Bylaws

3.   Please include a copy of the amended bylaws along with the amended articles of incorporation in your revised proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
Joshua Colburn, Esq.
Faegre Baker Daniels